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                                                                    EXHIBIT 99.2

                                                            Corporate Disclosure
                                                           [English Translation]
                                                                  March 25, 2005


                        RETIREMENT OF AN OUTSIDE DIRECTOR

1.   REASON FOR RETIREMENT : PERSONAL REASON

2.   DETAILS ABOUT THE RETIRING DIRECTOR

     A.   Name : CHO, MIN LAE

     B.   Current occupation : Senior Vice President at SK Telecom

     C.   Term of office

          Commencement date : March 26, 2004

          Expiration date : March 26, 2007

3.   RETIREMENT DATE: MARCH 24, 2005

4.   STATUS OF THE COMPANY'S OUTSIDE DIRECTORS AFTER RETIREMENT

     A.   Total number of directors : 8

     B.   Number of outside directors : 5

     C.   Proportion of outside directors : 62.5%

5.   OTHERS


     The above-stated retirement date is the submission date of resignation letter.